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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                         Baldwin Piano & Organ Company
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)

                                    058246109
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                                  (CUSIP Number)


Kenneth W. Pavia, Sr.                              Charles Powers
Bolero Investment Group, L.P.                      Florence Partners Inc.
1101 E. Balboa Boulevard                           2419 Sumter St. Ext.
Newport Beach, CA  92661-1313                      Florence, SC 29502
(714) 675-3850                                     (803) 660-1941
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             (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                  June 2, 1997
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 6 Pages)





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                 This Amendment No. 9 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 4.  Purpose of Transaction.

                 Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

                 On June 2, 1997, Bolero sent a letter to Ms. Karen Hendricks, CEO of the Company, which letter is filed as Exhibit 2 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to Schedule 13D).

Exhibit 2        Letter from Bolero to the Company dated June 2, 1997.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1997

                                        Bolero Investment Group, L.P.


                                        By: /s/ Kenneth W. Pavia, Sr.
                                        Name:  Kenneth W. Pavia, Sr.
                                        Its:   General Partner


                                        /s/ Kenneth W. Pavia, Sr
                                        Kenneth W. Pavia, Sr.


                                        FHI, Inc.

                                        By: /s/ Kenneth W. Pavia, Sr.
                                        Name:  Kenneth W. Pavia, Sr.
                                        Its:   President


                                        Florence Partners Inc.

                                        By: /s/ Charles Powers
                                        Name:  Charles Powers
                                        Its:   President


                                        /s/ Charles Powers
                                        Charles Powers





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                                 EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to Schedule 13D)

Exhibit 2       Letter from Bolero to the Company

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                        BOLERO INVESTMENT GROUP, L.P.
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         INGRAHAM BUILDING                              1101 EAST BALBOA BLVD.
         25 S.E. 2ND AVE., STE. 720               NEWPORT BEACH, CA 92661-1313
         MIAMI, FL 33131                                        (714) 675-3850
         (305) 371-5200                                   (714) 673-0434 (FAX)
         (305) 371-5226 (FAX)


         Ms. Karen Hendricks
         Chief Executive Officer
         Baldwin Piano & Organ Co.
         422 Wards Corner
         Loveland, OH  45140-8390

         Re:  Annual Meeting

         Dear Ms. Hendricks:

         In preparation for the annual shareholder meeting and the upcoming vote, I have spoken to various shareholders and solicited their views on the company and the current proxy contest. While there has been an expression of dissatisfaction over the performance of the company, it has been continuously suggested that any conflicts should be resolved amicably and with the aid of all shareholders. Specifically, various institutional investors have suggested that at this critical juncture in the company's development, Baldwin would benefit from a united group of shareholders and management as the company prepares to face the challenges confronting it.

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         As you may recall, I originally advocated the aforementioned course of conduct and attempted to meet with you on various occasions. The partnership subsequently provided various areas of concern that we felt, if properly addressed, could benefit Baldwin and its shareholders. I had also offered the services of the partnership, myself, and our nominees to aid the company in achieving stated objectives. As stated, the goal of the partnership should not be in conflict with management; it should be exactly the same. As owners of the company, we expect Baldwin to fulfill its potential and reward the loyalty of its shareholders. The only difference of opinion therefore is how to achieve these goals. The Bolero partnership would prefer to work with management rather than taking an adversarial position.

         The Bolero partnership has always maintained that the Board has a responsibility to all of the company's shareholders. Similarly, in attempting to increase shareholder value, it is incumbent upon the partnership to respect the interest of the shareholders. Therefore, in accordance with the wishes of various institutional investors, I would respectfully request a meeting prior to the annual meeting in which we would attempt to resolve all differences and agree on a course of conduct going forward. This meeting would hopefully form the basis for a partnership between the company and its major shareholders and should be open to all shareholders interested in attending.

         I look forward to your response and urge you to consider my proposal in light of the best interest of the company and its shareholders.

         Sincerely,

         Kenneth W. Pavia, G.P.

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